

12061010

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015 State Street, Suite B
(No. and Street)

Santa Barbara	California	93105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Alpine (805) 682-1484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/4

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Denise Alpine
Signature

Denise Alpine

CEO
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any) ______

State of California

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 12th (Date) day of February (Month), 2012 (Year), by

(1) Denise Alpine (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature K Wolfe (Signature of Notary Public)


K. WOLFE
Commission # 1825573
Notary Public -- California
Santa Barbara County
My Comm. Expires Dec 29, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Montecito Advisors, Inc.
Santa Barbara, California

I have audited the accompanying statement of financial condition of Montecito Advisors, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2012

MONTECITO ADVISORS, INC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 30,275
Receivables	457,589
Investments	15,280
Property and equipment net of accumulated depreciation of $ 68,004	-
Other assets	47,195
Total assets	$ 550,339

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 146,805
Subordinated borrowings (Note 3)	250,000
Total liabilities	396,805

STOCKHOLDERS' EQUITY

Common stock, $1 par value; 1,000,000 shares and 10,000 shares authorized respectively; 100 and 80 shares issued and outstanding, respectively	100
Additional paid-in-capital	199,900
Retained deficit	(46,466)
Total shareholders' equity	153,534
Total liabilities and stockholders' equity	$ 550,339

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Income
For the year ended December 31, 2011

REVENUES:	
Commissions	$ 1,086,124
Wrap fees	139,829
Option referral fees	19,462
Ticket charges	1,838,446
Realized loss	(89,351)
Margin and interest income	112,297
Other income	40,008
Total income	3,146,815
EXPENSES:	
Correspondent broker clearing charges	1,450,428
Travel and entertainment	77,382
Employee compensation and benefits	1,070,711
Professional fees	293,758
Occupancy	192,794
Office expense	13,917
Insurance	201,853
Depreciation	7,517
Computer expenses	566,611
Total expenses	3,874,971
NET LOSS BEFORE INCOME TAXES	(728,156)
INCOME TAX PROVISION (Note 4)	
Income tax expense	800
NET LOSS	$ (728,956)

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2011	$ 100	$ 199,900	$ 682,490	$ 882,490
Net loss	-	-	(728,956)	(728,956)
Ending balance December 31, 2011	$ 100	$ 199,900	$ (46,466)	153,534

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Cash Flows
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (728,956)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	7,517
(Increase) decrease in:	
Receivables	490,587
Investments	60,286
Other assets	48,885
Increase (decrease) in:	
Accounts payable and accrued expenses	(39,709)
Subordinated borrowings	100,000
Total adjustments	667,566
Net cash used in operating activities	(61,390)
Decrease in cash	(61,390)
Cash-beginning of period	91,665
Cash-end of period	$ 30,275
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 26,000
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of change in Subordinated Debt
For the year ended December 31, 2011

	Subordinated Debt	Interest Payable	Total Subordinated Debt
Beginning balance January 1, 2011	$ 150,000	$ -	$ 150,000
Add: Additional advances	100,000	-	100,000
Ending balance December 31, 2011	$ 250,000	$ -	$ 250,000

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a fully disclosed brokerage company located in Santa Barbara, California. Originally approved April 10, 2000 to provide mutual fund trading and variable life services to various Investors, the Company added to its product line May 4, 2001, equities, debt, municipal securities, and private placements. On March 9, 2003, the Company received approval to provide government securities. On June 5, 2003, the Company added investment advisory services and on October 22, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include investment advisory services and option trading. On July 14, 2005, the Company received approval to conduct "non-exchange" member transactions. On March 9, 2003, the Company entered into client referral agreements (revenue sharing agreements) with broker-dealers. The Company has recently received a California Insurance License which requires the Company to do insurance sales doing business as Montecito Insurance Services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA).

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account, and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

Investments

Investments are carried at fair market value.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Agency Transactions

On occasion, the Company receives funds for private placements and maintains the funds in a separate escrow account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent. The Company did not enter into any such transactions in the current year.

Income Taxes

The Company has elected "S" Corporation status for Federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay Income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. California, New York, and West Virginia recognize "S" corporations as a pass-through entity; however, each imposes a tax at the corporate level. California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. New York imposes a fixed dollar minimum tax based upon New York gross receipts. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2011.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2011, the Company maintained good-faith deposits totaling $300,000 at two broker-dealers.

Note 3: SUBORDINATED BORROWINGS

At December 31, 2011, the Company had two subordinated notes of $125,000 each bearing interest of 16% per annum with a maturity date of September 1, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

Note 4: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate.

Note 5: COMMITMENTS

Business Consulting Contract

Starting in the year ended December 31, 2011, the Company has a contract with a business consultant. The Company pays the consultant a minimum of $6,000 per month for various services. The contract is in effect indefinitely.

Office Lease

The Company leases office space in Santa Barbara, California and West Virginia on a month-to-month basis. The Company also leased office space in New York beginning February 1, 2010 for a period of three years.

Future minimum lease payments are as follows:

Year	Amount
2012	110,328.49
2013	9,194.04

Beginning December 1, 2011, the Company leased office space in Florida for a period of six month at a rate of $1,272.00 per month.

Future minimum lease payments are as follows:

Year	Amount
2012	6,360.00

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $348,973 of which $98,973 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($396,805) to net capital was 1.14 at December 31, 2011, which is less than the 15:1 limit.

Note 7: RELATED PARTIES

One shareholder of the Company owns the building in which the Company leases its offices and the other shareholder participates in a partnership that owns the West Virginia office (see Note 5).

Note 8: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

MONTECITO ADVISORS, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2011

	Focus 12/31/11	Audit 12/31/11	Change
Stockholders' equity, December 31, 2011	$ 153,534	$ 153,534	$ -
Add: Liabilities Subordinated			
allowable in computation of net capital	250,000	250,000	
Subtract - Non allowable assets:			
Accounts receivable	1,673	1,673	-
Other assets	47,195	47,195	-
Tentative net capital	354,666	354,666	-
Haircuts	5,693	5,693	-
NET CAPITAL	348,973	348,973	-
Minimum net capital	(250,000)	(250,000)	-
Excess net capital	$ 98,973	$ 98,973	-
Aggregate indebtedness	396,805	396,805	-
Ratio of aggregate indebtedness to net capital	1.14%	1.14%	

There were no noted differences between the audit and focus filed at December 31, 2011.

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052471 FINRA DEC
MONTECITO ADVISORS INC 23*24
2015B STATE ST
SANTA BARBARA CA 93105-3553

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4676

B. Less payment made with SIPC-6 filed (exclude interest) (2570)
August 12, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2106

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Montecito Advisors, Inc
(Name of Corporation, Partnership or other organization)

Nancy Lee
(Authorized Signature)

CFO
(Title)

Dated the 31 day of Jan, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 2011
and ending Dec, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,146,815

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 90,371

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 180,857

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 1,158,651

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 1,020

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest income — 116

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 26,000

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 26,000

Total deductions — 1,366,644

2d. SIPC Net Operating Revenues — $ 1,870,542

2e. General Assessment @ .0025 — $ 4,676

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Montecito Advisors, Inc.
Santa Barbara, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Montecito Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Montecito Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Montecito Advisors, Inc.'s management is responsible for the Montecito Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2012

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Montecito Advisors, Inc.
Santa Barbara, California

In planning and performing my audit of the financial statements of Montecito Advisors, Inc. for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Montecito Advisors, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Montecito Advisors, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2012

MONTECITO ADVISORS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2011

MONTECITO ADVISORS, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accountant		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Stockholders' Equity		5
Statement of Cash Flows		6
Statement of changes in subordinated borrowings		7
Notes to Financial Statements		8 - 11
Supplementary Information		
Schedule I	Statement of Net Capital	12
Schedule II	Determination of Reserve Requirements	13
Schedule III	Information Relating to Possession or Control	13
Schedule IV	SIPC Form 7	14-15
	Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	16
Report of Independent Registered Public Accountant on Internal Control Structure required by SEC Rule 17a-5		17 - 18